Mail Stop 3561

      							March 30, 2006


Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY  11104

	Re:	Steven Madden, Ltd
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 14 2006



Dear Mr. Dharia:

      We have reviewed your supplemental response letter dated January 25, 2006 as well as your filing and have the following comments. As noted in our comment letter dated January 11, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Year Ended December 31, 2004

Note K - Operating Segment Information, page F-26

1. We have read your response to our prior comment (2) of our letter dated January 11, 2006. You note that you have aggregated several operating segments into the wholesale reportable segment based upon similar economic characteristics. The example you provide in support of your assertion of similar economic characteristics is based upon gross margins which you claim range from 42% to 45%. Based upon our review of your 10-K for the three year period ended December 31, 2004, it appears that the gross margins for the eight operating segments that comprise the wholesale reportable segment ranged from a low of 9% to a high of 49% and generally were in a range of 26% to 36%. Further, you do not address other economic measures such as sales and income from operations. We note that income from operations as a percentage of sales for the operating segments ranged from a loss to in excess of 10% of sales. We also note that the trends in both sales and profitability experienced by the operating segments were not consistent as, for example, there have been significant sales declines in the l.e.i Footwear and Stevies segments whilst the Madden Womens segment has had a modest sales increase. Our observations are based upon annual figures that you have previously disclosed and would not be expected to be overly influenced by quarter to quarter fluctuations. We request that you revise future financial statement to provide disaggregated segment disclosures in the notes to your financial statements or provide us with a more detailed analysis supporting your assertion that the operation segments that you aggregate into the reportable segment titled wholesale complies with the guidance of SFAS 131 paragraph 17.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

								Sincerely,



								Michael Moran
								Accounting Branch Chief

M. Arvind Dharia
Steven Madden, Lt.d
March 30, 2006
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